                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*




                       American Eagle Outfitters, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Without par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 02553D 10 8
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


  -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                              Page 1 of 7 pages

CUSIP NO. 02553D 10 8
          -----------

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)            |
|     |                                                                                                   |
|     |       Jay L. Schottenstein   ###-##-####                                                          |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [ X ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization      United States                                           |
|     |                                                                                                   |
|     |                                                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power            4,953,658                         |
|                               |       |                                                                 |
|             Shares            |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                  0                         |
|                               |       |                                                                 |
|            Owned by           |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power       4,953,658                         |
|                               |       |                                                                 |
|            Reporting          |       |                                                                 |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power             0                         |
|                               |       |                                                                 |
|                               |       |                                                                 |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person    4,953,658                         |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                 |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (11)              21.5%                             |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)     IN                                                |
|     |                                                                                                   |
|     |                                                                                                   |
-----------------------------------------------------------------------------------------------------------

                               Page 2 of 7 pages

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                                  SCHEDULE 13G



Item 1.

   (a)   Name of Issuer:  American Eagle Outfitters, Inc.

   (b)   Address of Issuer's Principal Executive Offices:
         150 Thorn Hill Drive, Warrendale, Pennsylvania  15086



Item 2.

   (a)   Name of Persons Filing:

         (i)      Retail Ventures, Inc., a Pennsylvania corporation

         (ii)     Natco Industries, Inc., a Delaware corporation

         (iii)    Jay L. Schottenstein

   (b) Address of Principal Business Office, or, if none, Residence:

         (i)      1800 Moler Road, Columbus, Ohio  43207

         (ii)     1800 Moler Road, Columbus, Ohio  43207

         (iii)    1800 Moler Road, Columbus, Ohio  43207

   (c)   Citizenship:

         (i) Retail Ventures, Inc. is incorporated under the laws of the State of Pennsylvania.

         (ii) Natco Industries, Inc. is incorporated under the laws of the State of Delaware.

         (iii)    Mr. Schottenstein is a United States Citizen.


                                Page 3 of 7 Pages

CUSIP No.  02553D 10 8


   (d) Title of Class of Securities: Common Stock, without par value.

   (e) CUSIP Number:  02553D 10 8



Item 3.

         Not applicable.

Item 4.

Retail Ventures, Inc.

         (a)      Amount Beneficially Owned:  4,775,375 shares
                  (total adjusted for 3-for-2 stock split on 5/8/98)
         (b)      Percent of Class:  20.7%

         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 4,775,375 shares

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 4,775,375 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares

Natco Industries, Inc.

         (a)      Amount Beneficially Owned:  6,991,174  shares
                  (total adjusted for 3-for-2 stock split on 5/8/98)
         (b)      Percent of Class:  30.4%

         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 6,991,174 shares

                  (ii)     Shared power to vote or to direct the vote:  0

                                Page 4 of 7 Pages

CUSIP No.  02553D 10 8


                  (iii) Sole power to dispose or to direct the disposition of: 6,991,174 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares

Jay L. Schottenstein

         (a)      Amount Beneficially Owned: 4,953,658  shares
                  (total adjusted for 3-for-2 stock split on 5/8/98)
         (b)      Percent of Class:  21.5%
         (c)      Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 4,953,658 shares (148,250 shares are subject to exercisable options held by Mr. Schottenstein)

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of: 4,953,658 shares

                  (iv) Shared power to dispose or to direct the disposition of: 0 shares



Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.



Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.




                                Page 5 of 7 Pages

CUSIP No.  02553D 10 8


Item 8.           Identification and Classification of Members of the Group.

                  For purposes of this report, Retail Ventures, Inc. (RVI) and Natco Industries, Inc. (Natco) shall constitute a group.

                  RVI, a Pennsylvania corporation, is the record and beneficial owner of 4,775,375 shares of common stock of the Issuer. Jay
                  L. Schottenstein is the Chairman and Chief Executive Officer of RVI. Mr. Schottenstein is the beneficial owner of 59.7% of the outstanding voting securities of RVI and exercises sole and/or shares voting and investment power over these shares held in trust for family members as to which Mr. Schottenstein is Trustee. Accordingly, Mr. Schottenstein may be deemed to be the beneficial owner of the shares of common stock of the Issuer held by RVI.

                  Natco, a Delaware corporation, is the record and beneficial owner of 6,991,174 shares of common stock of the Issuer. Jay
                  L. Schottenstein is the Chairman and Chief Executive Officer of Natco.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.


Item 10.          Certification.

                  Not applicable.



                                Page 6 of 7 Pages

CUSIP No.  02553D 10 8

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   RETAIL VENTURES, INC., a
                                   Pennsylvania corporation


Dated:  February 10, 1999          By:   /s/  Jay L. Schottenstein
                                      ----------------------------
                                         Jay L. Schottenstein
                                         Chairman and Chief Executive Officer


                                   NATCO INDUSTRIES, INC., a
                                   Delaware corporation


Dated:  February 10, 1999          By:    /s/  Jay L. Schottenstein
                                      -----------------------------
                                         Jay L. Schottenstein
                                         Chairman and Chief Executive Officer



Dated:  February 10, 1999               /s/  Jay L. Schottenstein
                                   ------------------------------
                                   Jay L. Schottenstein, individually




                                Page 7 of 7 Pages